Kiewit Investment Fund LLLP

 PO Box 5354

 Cincinnati, OH 45201-5354

September 16, 2009

Dear Limited Partner:

On July 6, 2009, Kiewit Investment Fund LLLP (the “Fund”) announced an offer to purchase up to 557 limited partnership units (“Units”) of the Fund (approximately 5% of the outstanding Units), for cash, at a price equal to the net asset value (“NAV”) per Unit determined as of September 30, 2009, and reserved the right to increase the number of Units it is offering to purchase up to an aggregate of 780 Units.  Since you will not know the NAV per Unit prior to the expiration of the tender offer on September 30, 2009, the Fund has calculated the NAV as of September 15, 2009 to assist partners in determining whether to tender Units back to the Fund.  The Fund calculated the NAV as of September 15, 2009 instead of calculating the NAV as of September 17, 2009 as the Fund had previously intended to do as stated in the Offer to Purchase.

The NAV as of September 15, 2009 is $15,189.94 per Unit.

The NAV may fluctuate between September 15, 2009 and September 30, 2009, the scheduled expiration date of the tender offer.  Unless extended, the expiration date of the tender offer is 3:00 p.m. Central Time on September 30, 2009.

In order to consummate the tender offer, it is a condition that no more than 50% of the Units tendered are Units included on Tender Intention Forms received by the Fund after August 3, 2009 (the “Notification Deadline”).  If the total number of Units tendered by all Unit Holders AFTER the Notification Deadline exceeds 50% of the total number of units tendered in the tender offer, the tender offer will be cancelled.

If you have any questions regarding the tender offer, please feel free to contact the Fund:

By phone:  (800) 443-4306 from 7:00 a.m. to 5:00 p.m. (Central Time), Monday through Friday

By e-mail:  KIF_info@jpmorgan.com.

Sincerely,

Robert L. Giles Jr.

Chief Executive Officer and

Chief Compliance Officer

The tender offer is being made pursuant to an Offer to Purchase and related Letter of Transmittal, each of which is filed as an exhibit to the Fund’s Schedule TO which was filed with the Securities and Exchange Commission on July 6, 2009.*

Must be preceded or accompanied by a prospectus.

*The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of the Prospectus.

An investment in the Fund is subject to significant risk.  Principal loss is possible.

Quasar Distributors, LLC, Distributor